Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2014 and 2013
(unaudited)

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    1

Interim Condensed Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31			Six months ended March 31
	2014	2013	2014	2013
	$	$	$	$
Revenue	2,704,266	2,526,225	5,348,976	5,059,154
Operating expenses
Costs of services, selling and administrative	2,362,774	2,265,999	4,704,088	4,586,921
Integration-related costs (Note 5)	25,964	81,367	48,579	234,786
Finance costs	25,810	31,660	54,248	58,857
Finance income	(793)	(1,369)	(1,873)	(3,030)
Foreign exchange loss (gain)	28	(1,365)	496	1,151
	2,413,783	2,376,292	4,805,538	4,878,685
Earnings before income taxes	290,483	149,933	543,438	180,469
Income tax expense (Note 7)	59,632	35,745	122,797	43,836
Net earnings	230,851	114,188	420,641	136,633
Earnings per share (Note 9c)
Basic earnings per share	0.75	0.37	1.37	0.45
Diluted earnings per share	0.73	0.36	1.32	0.43

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    1

Interim Condensed Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013
	$	$	$	$
Net earnings	230,851	114,188	420,641	136,633
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations (net of income taxes)[1]	234,255	44,260	455,898	159,034
Net unrealized losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	(76,799)	(3,256)	(161,188)	(55,469)
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	7,878	(252)	9,948	(519)
Net unrealized gains on investments available for sale (net of income taxes)	1,007	346	1,037	224
Items that will not be reclassified subsequently to net earnings:
Net unrealized actuarial (losses) gains (net of income taxes)	(4,544)	3,429	(1,971)	(7,106)
Other comprehensive income	161,797	44,527	303,724	96,164
Comprehensive income	392,648	158,715	724,365	232,797

[1]
During the year ended September 30, 2013, the Company finalized the purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation. As a result, net unrealized gains on translating financial statements of foreign operations were revised from $44,407,000 to $44,260,000 for the three months ended March 31, 2013 and from $159,031,000 to $159,034,000 for the six months ended March 31, 2013.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    2

Interim Condensed Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at March 31, 2014	As at September 30, 2013
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	133,436	106,199
Short-term investments	316	69
Accounts receivable	1,261,560	1,205,625
Work in progress	973,751	911,848
Prepaid expenses and other current assets	230,474	219,721
Income taxes	4,699	17,233
Total current assets before funds held for clients	2,604,236	2,460,695
Funds held for clients	244,677	222,469
Total current assets	2,848,913	2,683,164
Property, plant and equipment	491,678	475,143
Contract costs	149,691	140,472
Intangible assets	697,690	708,165
Other long-term assets	143,512	110,321
Deferred tax assets	379,619	368,217
Goodwill	6,849,314	6,393,790
	11,560,417	10,879,272
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,118,102	1,125,916
Accrued compensation	642,190	713,933
Deferred revenue	623,704	508,267
Income taxes	180,660	156,358
Provisions (Note 5)	145,170	223,074
Current portion of long-term debt (Note 6)	558,534	534,173
Total current liabilities before clients’ funds obligations	3,268,360	3,261,721
Clients’ funds obligations	241,140	220,279
Total current liabilities	3,509,500	3,482,000
Long-term provisions (Note 5)	104,624	109,011
Long-term debt (Note 6)	2,283,929	2,332,377
Other long-term liabilities	677,096	591,763
Deferred tax liabilities	142,313	155,329
Retirement benefits obligations	154,403	153,095
	6,871,865	6,823,575
Equity
Retained earnings	1,917,206	1,551,956
Accumulated other comprehensive income (Note 8)	425,579	121,855
Capital stock (Note 9a)	2,196,518	2,240,494
Contributed surplus	149,249	141,392
	4,688,552	4,055,697
	11,560,417	10,879,272

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    3

Interim Condensed Consolidated Statements of Changes in Equity
For the six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697
Net earnings for the period	420,641	-	-	-	420,641
Other comprehensive income for the period	-	303,724	-	-	303,724
	1,972,597	425,579	2,240,494	141,392	4,780,062
Share-based payment costs	-	-	-	16,918	16,918
Income tax impact associated with stock options	-	-	-	(2,429)	(2,429)
Exercise of stock options (Note 9a)	-	-	34,209	(7,114)	27,095
Repurchase of Class A subordinate shares (Note 9a)	(55,391)	-	(56,077)	-	(111,468)
Purchase of Class A subordinate shares held in trust (Note 9a)	-	-	(23,016)	-	(23,016)
Resale of shares held in trust (Note 9a)	-	-	908	482	1,390
Balance as at March 31, 2014	1,917,206	425,579	2,196,518	149,249	4,688,552
	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012, as retrospectively revised[1]	1,113,225	294	2,201,694	107,690	3,422,903
Net earnings for the period	136,633	-	-	-	136,633
Other comprehensive income for the period[1]	-	96,164	-	-	96,164
	1,249,858	96,458	2,201,694	107,690	3,655,700
Share-based payment costs	-	-	-	14,755	14,755
Income tax impact associated with stock options	-	-	-	(216)	(216)
Exercise of stock options (Note 9a)	-	-	26,529	(6,171)	20,358
Repurchase of Class A subordinate shares (Note 9a)	(77)	-	(35)	-	(112)
Purchase of Class A subordinate shares held in trust (Note 9a)	-	-	(7,663)	-	(7,663)
Balance as at March 31, 2013	1,249,781	96,458	2,220,525	116,058	3,682,822

[1]
During the year ended September 30, 2013, the Company finalized the purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation. As a result, accumulated other comprehensive income was revised from $96,462,000 to $96,458,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    4

Interim Condensed Consolidated Statements of Cash Flows
For the three and six months ended March 31
(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013
	$	$	$	$
Operating activities
Net earnings	230,851	114,188	420,641	136,633
Adjustments for:
Amortization and depreciation	117,455	100,212	227,919	214,220
Deferred income taxes	(7,094)	(7,141)	(7,621)	(24,823)
Foreign exchange loss	2,156	12,756	3,259	13,463
Share-based payment costs	6,906	7,795	16,918	14,755
Net change in non-cash working capital items (Note 10)	381	(80,633)	(244,157)	17,459
Cash provided by operating activities	350,655	147,177	416,959	371,707
Investing activities
Net change in short-term investments	59	1,759	(236)	1,650
Purchase of property, plant and equipment	(41,818)	(44,327)	(92,145)	(84,184)
Additions to contract costs	(21,570)	(16,406)	(34,334)	(25,573)
Additions to intangible assets	(22,211)	(32,627)	(37,589)	(42,534)
Net change in other long-term assets	-	680	-	(642)
Purchase of long-term investments	(3,283)	(3,453)	(11,590)	(4,445)
Proceeds from sale of long-term investments	3,229	2,884	3,229	4,559
Payments received from long-term receivable	1,792	3,744	3,634	3,744
Cash used in investing activities	(83,802)	(87,746)	(169,031)	(147,425)
Financing activities
Net change in credit facility	(322,942)	(82,725)	(108,668)	(201,820)
Increase of long-term debt	9,286	19,970	37,017	20,851
Repayment of long-term debt	(14,985)	(15,501)	(30,833)	(27,399)
Purchase of Class A subordinate shares held in trust (Note 9a)	-	-	(23,016)	(7,663)
Resale of shares held in trust (Note 9a)	-	-	1,390	-
Repurchase of Class A subordinate shares (Note 9a)	(11,468)	-	(111,468)	(112)
Issuance of Class A subordinate shares, net of transaction costs	7,307	13,000	27,409	19,594
Cash used in financing activities	(332,802)	(65,256)	(208,169)	(196,549)
Effect of foreign exchange rate changes on cash and cash equivalents	(6,759)	13,234	(12,522)	13,597
Net (decrease) increase in cash and cash equivalents	(72,708)	7,409	27,237	41,330
Cash and cash equivalents, beginning of period	206,144	147,024	106,199	113,103
Cash and cash equivalents, end of period (Note 4)	133,436	154,433	133,436	154,433

Supplementary cash flow information (Note 10).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies” of the Company’s consolidated financial statements for the year ended September 30, 2013, which are based on International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented except for the new accounting policies adopted effective October 1, 2013 (Note 3).
These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2013.
The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2014 and 2013 were authorized for issue by the Board of Directors on April 29, 2014.

3.	Change in accounting policies
The following new and amended standards have been adopted by the Company effective October 1, 2013:
IFRS 10 – Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s interim condensed consolidated financial statements.
IFRS 12 – Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities”, which provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. These disclosures are required in the Company’s annual consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Change in accounting policies (continued)
IFRS 13 – Fair Value Measurement
In May 2011, the IASB issued IFRS 13, “Fair Value Measurement”, which provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s interim condensed consolidated financial statements other than to give rise to additional disclosures (Note 12).
IAS 1 – Presentation of Financial Statements
In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements”, to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its interim condensed consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to interim condensed consolidated statements of earnings.
IAS 19 – Employee Benefits
In June 2011, the IASB amended IAS 19, “Employee Benefits”, to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense/income on the net defined benefit liability/asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s interim condensed consolidated financial statements. The additional disclosures will be included in the Company’s annual consolidated financial statements.
IAS 19 – Employee Benefits (Amendment)
In November 2013, the IASB amended IASB 19, “Employee Benefits”, to permit the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s interim condensed consolidated financial statements.

4.	Cash and cash equivalents

	As at March 31, 2014	As at September 30, 2013
	$	$
Cash	133,333	105,677
Cash equivalents	103	522
	133,436	106,199

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Provisions
The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.
During the three and six months ended March 31, 2014, the Company expensed $25,964,000 and $48,579,000, respectively ($81,367,000 and $234,786,000 during the three and six months ended March 31, 2013, respectively) of the announced integration program of $525,000,000. During the three and six months ended March 31, 2014, these amounts include integration costs for the termination of employees to transform the operations of Logica plc (“Logica”) to the Company’s operating model of $6,228,000 and $17,450,000, respectively ($46,814,000 and $182,395,000 during the three and six months ended March 31, 2013, respectively), costs related to onerous leases of $12,191,000 and $12,191,000, respectively ($19,113,000 during the three and six months ended March 31, 2013) and other integration costs of $7,545,000 and $18,938,000, respectively ($15,440,000 and $33,278,000 during the three and six months ended March 31, 2013, respectively).
During the three and six months ended March 31, 2014, the Company paid $49,791,000 and $103,116,000, respectively ($123,012,000 and $180,317,000 during the three and six months ended March 31, 2013, respectively) related to the integration program and $1,572,000 and $4,268,000, respectively ($9,556,000 and $22,976,000 during the three and six months ended March 31, 2013, respectively) related to the restructuring program of Logica announced on December 14, 2011 before the Company’s acquisition of Logica.
The provision as at March 31, 2014 related to the integration program is $90,525,000.

6.	Long-term debt
During the six months ended March 31, 2014, the unsecured revolving credit facility of $1,500,000,000 was extended by one year to December 2017. All other terms and conditions including interest rates and banking covenants remain unchanged.
On April 4, 2014, the Company repaid in advance, without penalty, the May maturing tranche of the unsecured committed term loan credit facility for a total amount of $486,745,000. An equivalent amount was drawn upon the unsecured committed revolving facility to fund the repayment. Following this repayment, the Company settled, with no material impact, the related floating-to-fixed interest rate swap contracts with a notional amount of $450,000,000.

7.	Income taxes
The Company’s effective income tax rates for the three and six months ended March 31, 2014 were 20.5% and 22.6%, respectively (23.8% and 24.3% for the three and six months ended March 31, 2013, respectively).
For the three and six months ended March 31, 2014, the income tax expense contained a net favourable tax adjustment of $11,900,000 mainly as a result of the settlement of tax liabilities (nil for the three and six months ended March 31, 2013). The effective income tax rates before the net favourable tax adjustment for the three and six months ended March 31, 2014 were 24.6% and 24.8%, respectively.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Accumulated other comprehensive income

	As at March 31, 2014	As at September 30, 2013
	$	$
Items that will be reclassified subsequently to net earnings: Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $42,955 as at March 31, 2014 ($18,818 as at September 30, 2013)	746,308	290,410
Net unrealized losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $46,398 as at March 31, 2014 ($21,349 as at September 30, 2013)	(298,902)	(137,714)
Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expenses of $2,128 as at March 31, 2014 (net of accumulated income tax recovery of $3,085 as at September 30, 2013)	3,739	(6,209)
Net unrealized gains on investments available for sale, net of accumulated income tax expense of $967 as at March 31, 2014 ($617 as at September 30, 2013)	2,672	1,635
Items that will not be reclassified subsequently to net earnings:
Net unrealized actuarial losses, net of accumulated income tax recovery of $8,177 as at March 31, 2014 ($5,788 as at September 30, 2013)	(28,238)	(26,267)
	425,579	121,855
For the six months ended March 31, 2014, $1,380,000 of the net unrealized losses previously recognized in other comprehensive income, net of income tax recovery of $648,000 were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Capital stock, share-based payments and earnings per share
a) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	1,857,858	34,209	-	-	1,857,858	34,209
Repurchased and cancelled[2]	(2,837,360)	(56,077)	-	-	(2,837,360)	(56,077)
Purchased and held in trust[3]	-	(23,016)	-	-	-	(23,016)
Resale of shares held in trust[4]	-	908	-	-	-	908
As at March 31, 2014	276,169,878	2,150,099	33,272,767	46,419	309,442,645	2,196,518

[1]
The carrying value of Class A subordinate shares includes $7,114,000 ($6,171,000 as at March 31, 2013) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
On January 29, 2014, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,798,645 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares were available for purchase commencing February 11, 2014, until no later than February 10, 2015, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the six months ended March 31, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company is entitled to repurchase under its previous NCIB. In addition, during the six months ended March 31, 2014, the Company repurchased 346,700 Class A subordinate shares under the current NCIB (5,000 Class A subordinate shares during the six months ended March 31, 2013) for a cash consideration of $11,468,000 ($112,000 as at March 31, 2013) and the excess of the purchase price over the carrying value in the amount of $8,716,000 ($77,000 as at March 31, 2013) was charged to retained earnings.

[3]
The trustee, in accordance with the terms of the performance share units (“PSU”) plan and a Trust Agreement, purchased 619,888 Class A subordinate shares of the Company on the open market for $23,016,000 during the six months ended March 31, 2014 (336,849 Class A subordinate shares for $7,663,000 during the six months ended March 31, 2013). As at March 31, 2014, 1,771,007 Class A subordinate shares were held in trust under the PSU plan (1,200,715 Class A subordinate shares as at March 31, 2013) (Note 9b).

[4]
During the six months ended March 31, 2014, the trustee sold 35,576 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus. During the six months ended March 31, 2013, the trustee did not sell any Class A subordinate shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Capital stock, share-based payments and earnings per share (continued)
b) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2013	20,209,569
Granted	4,858,210
Exercised	(1,857,858)
Forfeited	(1,046,116)
Outstanding as at March 31, 2014	22,163,805
The fair value of stock options granted in the period and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	For the six months ended March 31
	2014	2013
Grant date fair value ($)	7.92	4.98
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.77	23.67
Risk-free interest rate (%)	1.56	1.29
Expected life (years)	4.00	4.00
Exercise price ($)	37.00	23.87
Share price ($)	37.00	23.87

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Capital stock, share-based payments and earnings per share (continued)
b) SHARE-BASED PAYMENTS (CONTINUED)
ii) Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 9a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Forfeited	(35,576)
Outstanding as at March 31, 2014	1,771,007

[1]	The PSUs granted in the period had a grant date fair value of $36.15 per unit.
c) EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

				Three months ended March 31
	2014			2013
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	230,851	307,600,215	0.75	114,188	307,382,435	0.37
Net effect of dilutive stock options and PSUs[2]		9,095,035			8,377,814
	230,851	316,695,250	0.73	114,188	315,760,249	0.36

				Six months ended March 31
	2014			2013
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	420,641	308,045,996	1.37	136,633	307,006,060	0.45
Net effect of dilutive stock options and PSUs[2]		9,727,594			8,503,120
	420,641	317,773,590	1.32	136,633	315,509,180	0.43

[1]
The 346,700 Class A subordinate shares repurchased and 1,771,007 Class A subordinate shares held in trust during the three months ended March 31, 2014 (nil and 1,200,715, respectively, during the three months ended March 31, 2013), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction. For the six months ended March 31, 2014, the 2,837,360 Class A subordinate shares repurchased and 1,771,007 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (5,000 and 1,200,715, respectively, during the six months ended March 31, 2013).

[2]
The calculation of the diluted earnings per share excluded 4,769,382 stock options for the three and six months ended March 31, 2014 (7,005,217 for the three and six months ended March 31, 2013), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.	Supplementary cash flow information

a)	Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013
	$	$	$	$
Accounts receivable	250,309	86,446	33,021	(21,156)
Work in progress	73,898	(148,284)	17,358	(6,135)
Prepaid expenses and other assets	4,945	4,249	996	(7,560)
Accounts payable and accrued liabilities	(137,628)	(27,659)	(98,652)	95,029
Accrued compensation	(86,723)	71,735	(122,481)	11,875
Provisions	(42,895)	(64,595)	(105,445)	9,347
Deferred revenue	(15,041)	20,983	36,549	(6,293)
Other long-term liabilities	(36,316)	(24,447)	(29,512)	(62,744)
Income taxes	(10,168)	939	24,009	5,096
	381	(80,633)	(244,157)	17,459

b)	Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2014	2013	2014	2013
	$	$	$	$
Interest paid	18,312	20,341	53,671	54,587
Interest received	587	853	958	1,593
Income taxes paid	67,010	37,715	91,127	59,472

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Segmented information
The Company is managed through seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); and Asia Pacific (including Australia, India, Philippines and the Middle East) which are based on its geographic delivery model.
The following presents information on the Company’s operations based on its current management structure.

			For the three months ended March 31, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	645,404	564,897	421,670	359,334	336,967	269,606	106,388	2,704,266
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	39,819	64,243	93,900	62,672	38,811	26,592	15,427	341,464
Integration-related costs								(25,964)
Finance costs								(25,810)
Finance income								793
Earnings before income taxes								290,483

[1]
Total amortization and depreciation of $117,158,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $28,766,000, $21,504,000, $21,551,000, $8,581,000, $24,988,000, $6,890,000 and $4,878,000, respectively, for the three months ended March 31, 2014.

			For the three months ended March 31, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	621,245	511,224	420,431	329,647	277,898	253,622	112,158	2,526,225
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	61,973	38,621	73,889	31,522	29,433	12,799	13,354	261,591
Integration-related costs								(81,367)
Finance costs								(31,660)
Finance income								1,369
Earnings before income taxes								149,933

[1]
Total amortization and depreciation of $100,107,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $25,993,000, $15,148,000, $24,016,000, $3,686,000, $13,417,000, $11,915,000 and $5,932,000, respectively, for the three months ended March 31, 2013.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Segmented information (continued)

			For the six months ended March 31, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,330,996	1,113,689	842,615	690,809	624,203	539,044	207,620	5,348,976
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	107,158	113,389	184,014	98,389	59,923	54,769	26,750	644,392
Integration-related costs								(48,579)
Finance costs								(54,248)
Finance income								1,873
Earnings before income taxes								543,438

[1]
Total amortization and depreciation of $227,327,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $56,611,000, $43,259,000, $43,816,000, $16,831,000, $41,590,000, $14,753,000 and $10,467,000, respectively, for the six months ended March 31, 2014.

			For the six months ended March 31, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,198,573	1,044,875	848,135	651,087	570,807	516,318	229,359	5,059,154
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	122,377	55,866	157,515	44,740	38,568	27,881	24,135	471,082
Integration-related costs								(234,786)
Finance costs								(58,857)
Finance income								3,030
Earnings before income taxes								180,469

[1]
Total amortization and depreciation of $213,817,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $49,015,000, $39,263,000, $49,749,000, $13,999,000, $31,422,000, $18,007,000 and $12,362,000, respectively, for the six months ended March 31, 2013.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2013. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, the financial assets designated as held-to-maturity and loans and receivables, as well as financial liabilities designated as other liabilities are measured at their amortized cost using the effective interest rate method. The financial assets and liabilities designated as fair value through earnings (“FVTE”) and designated as available for sale are measured subsequently at their fair values. The Company has made the following classifications:
FVTE
Cash and cash equivalents, short-term investments (other than those included in funds held for clients) and derivatives (unless they qualify for hedge accounting). In addition, deferred compensation plan assets consisting of units in investment funds within other long-term assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.
Loan and receivables
Trade accounts receivable and cash included in funds held for clients.
Available for sale
Long-term bonds included in funds held for clients and long-term investments.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt excluding obligations under finance leases and clients’ funds obligations.
The fair values of long-term bonds included in funds held for clients and long-term investments are determined by discounting the future cash flows using the observable input data, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis.
The fair values of Senior U.S. unsecured notes, the unsecured committed revolving facility and the unsecured committed term loan credit facility are estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions. The estimated fair values of other long-term debt obligations approximate their carrying values.
The fair values of the derivatives are valued using the following valuation techniques:

•	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

•
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows.

As at March 31, 2014, there were no changes in valuation techniques.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Financial instruments (continued)
FAIR VALUE (CONTINUED)
The following table summarizes the fair value of financial instruments except for those whose carrying value approximates fair value:

	Recorded in	As at March 31, 2014	As at September 30, 2013
		$	$
FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES
Cash and cash equivalents	Cash and cash equivalents	133,436	106,199
Short-term investments	Short-term investments	316	69
Long-term bonds	Funds held for clients	199,113	187,816
Deferred compensation plan assets	Other long-term assets	29,771	24,752
Long-term investments	Other long-term assets	30,479	20,333
Long-term debts	Long-term debt	2,711,974	2,749,602
DERIVATIVES
Hedges on net investments in foreign operations
$1,153,700 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153,700 as at September 30, 2013)	Other long-term liabilities	257,897	137,795
Cash flow hedges on future revenue
US$42,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$56,800 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	- - 1319 1189	1078 300 - -
US$77,276 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$94,436 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	1,102 1,832 2,041 2,150	- - 3,707 4,079
$114,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($142,528 as at September 30, 2013)	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	4,039 6,873 242 344	267 838 2,605 1,549
€23,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€31,000 as at September 30, 2013)	Accrued liabilities Other long-term liabilities	413 251	11 52
€nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan Dirham (€17,000 as at September 30, 2013)	Other long-term assets Accrued liabilities Other long-term liabilities	- - -	26 149 54
€149,033 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€nil as at September 30, 2013)	Other current assets Other long-term assets Other long-term liabilities	906 1,306 2	- - -
Cash flow hedges on unsecured committed term loan credit facility
$1,234,400 interest rate swaps floating-to-fixed ($1,234,400 as at September 30, 2013)	Other long-term assets Accrued liabilities Other long-term liabilities	- 110 2,128	1,354 412 537
Fair value hedges on Senior U.S. unsecured notes
US$250,000 interest rate swaps fixed-to-floating (US$250,000 as at September 30, 2013)	Other long-term liabilities	14,491	13,044

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Financial instruments (continued)
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, long-term bonds included in funds held for clients and long-term investments, which are categorized in Level 2.
As at March 31, 2014, there were no transfers between levels of fair value hierarchy used in measuring the fair value of derivatives.
ACCOUNTS RECEIVABLE
During the six months ended March 31, 2014, the Company sold some of its accounts receivable with a carrying amount of $74,892,000 through a factoring agreement with two financial institutions. The accounts receivable sold have been derecognized since the Company has met the derecognition criteria, even though the Company has retained some late payment risk.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2014 and 2013    18